Andrews Kurth LLP
                             600 Travis, Suite 4200
                              Houston, Texas 77002

                                November 3, 2005


VIA EDGAR TRANSMISSION
AND FACSIMILE (202) 772-9203

Ms. Abby Adams
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.20549-0303

Re:      Motient Corporation
         Schedule TO filed September 27, 2005
         Schedule TO-I/A filed October 4, 2005
         Schedule TO-I/A filed October 11, 2005
         Schedule TO-I/A filed October 27, 2005 (final amendment)
         SEC File No. 5-42503
         --------------------

Dear Ms. Adams:

This letter confirms our telephonic conversation yesterday, November 2, 2005, in which you asked us (i) to address certain allegations made by Mr. Dondero is his
Schedule 13D amendment dated October 26, 2005 and (ii) to provide additional details regarding the defective tenders made by holders of Series B Preferred Stock of Motient Corporation (the "Company") in the Company's offer (the "Exchange Offer") to exchange Series B Preferred Stock for Series A Preferred Stock and a release relating to the Series A Preferred Stock. The Company has previously disclosed the fact of these defective tenders in its current report on Form 8-K dated October 26, 2005. On behalf of the Company, we hereby provide the following information to you on a supplemental basis.

The specific allegations that you asked us to address that were raised in Mr. Dondero's 13D filing were (i) that the Board of Directors of Motient did not properly consider and approve the Exchange Offer and (ii) that "various side deals and side letters may have been proffered to some Series A Preferred holders to encourage their exchange." The Board of Directors of Motient met on July 29, 2005, September 26, 2005 and October 26, 2005, and the Executive Committee of the Board of Directors of Motient met on October 6, 2005, October 7, 2005, October 11, 2005 and October 26, 2005 to discuss and approve, among other things, the Exchange Offer. Mr. Dondero was present at the board meetings on September 26, 2005 and October 26, 2005, but was not present at the board


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Ms. Abby Adams
November 3, 2005
Page 2


meeting on July 29, 2005 or at any of the Executive Committee meetings (Mr. Dondero is not a member of the Executive Committee). I was present by telephone at each of the board meetings and at the Executive Committee meeting on October 26, 2005, and I have reviewed the minutes of all these meetings. Based on my attendance at these meetings and my review of these minutes, I see no basis for Mr. Dondero's allegations that the Board of Directors of Motient did not properly consider and approve the Exchange Offer.

With regard to Mr. Dondero's allegations of "side deals," Chris Downie, Motient's Chief Operating Officer, and Rob Macklin, Motient's Vice President, General Counsel and Secretary, have confirmed to me that neither the Company nor anyone acting on behalf of the Company agreed to any "side deals" with, or furnished any "side letters" to, any holder of the Company's Series A Preferred in connection with the Exchange Offer. The Company has informed me that they view the allegations made by Mr. Dondero in his 13D filing to be materially false and misleading. The Company has in fact sued Mr. Dondero with respect to previous statements made by Mr. Dondero in his 13D filings regarding Motient and has informed me that they intend to amend their pending lawsuit to include allegations that the statements made by Mr. Dondero in his October 26, 2005 amendment to his Schedule 13D are materially false and misleading.

With regard to the defective tenders in the exchange offer, a few of the holders of Series A Preferred who elected to tender their shares in the Exchange Offer made defective tenders in the Exchange Offer. Their tenders were defective because these holders conditioned their tender upon specific changes to the language of the release that was required to be given by holders with respect to the Series A Preferred pursuant to the terms of the Exchange Offer. The changes that these holders made were all slightly different, but the effect of all of the changes was to clarify that the claims being released only related to matters concerning the validity of the Series A Preferred. The holders who submitted the defective tenders apparently believed that the release language as set forth in the Exchange Offer materials was overly broad, and could be interpreted as releasing other claims (for example, claims for any breach of representations in the purchase agreement under which the shares of Series A Preferred were originally issued that did not relate to the validity of the shares). The Executive Committee of the Board of Directors of the Company, which had been specifically delegated the power to make any and all decisions relating to the Exchange Offer, met after the Exchange Offer had expired on October 26, 2005 and reviewed the changes to the release language in these defective tenders. The Executive Committee determined that the changes to the release language were immaterial clarifications since the only known potential defect with respect to the issuance of the Series A Preferred related to the validity of the shares. The executive Committee directed the Company to accept the defective tenders, and resolved to treat all holders of Series A Preferred who tendered in the Exchange Offer as having given a release containing the language from the defective tenders that is most favorable to the holders. The specific language of the release that the Company will apply to all tendering holders is as follows:

         Subject to, and effective upon, the acceptance for exchange of the shares of Series A Preferred tendered with this Letter of Transmittal, the undersigned hereby releases Motient and its successors, assigns,


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Ms. Abby Adams
November 3, 2005
Page 3


         subsidiaries, affiliates, officers, directors, agents, attorneys and representatives from any claims it may have regarding the validity of the issuance of the Series A Preferred. No other claims are released by the undersigned.



If you have any further questions or comments on these matters, please do not hesitate to call me at (713) 220-4323, or in my absence, G. Michael O'Leary at
(713) 220-4360.

                                        Very truly yours,

                                        /s/ W. Mark Young

                                        W. Mark Young


cc: Robert Macklin, Motient Corporation